April 24, 2014

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hecla Mining Company Form 10-K For Fiscal Year Ended December 31, 2013 Filed February 19, 2014 File No. 001-08491

Dear Ms. Jenkins:

This letter responds to the comments contained in your letter dated April 10, 2014, regarding the annual report on Form 10-K for the fiscal year ended December 31, 2013 of Hecla Mining Company (the “Company”). For convenience, each of your comments is repeated below, with responses immediately following.

Form 10-K for the Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page F-6

Note 4: Environmental and Reclamation Activities, page F-14

Asset Retirement Obligations, page F-15

1.

We note that you recorded no changes in obligations due to changes in reclamation plans during the year ended December 31, 2013. We also note “A Record of Decision was completed in late 2013 for proposed expansion of tailings capacity at Greens Creek.” Please provide the following information:

●	Explain the nature of the “Record of Decision” and explain the significance of having it completed in 2013;

●	clarify why there were no changes in obligations and explain the process that must be concluded to determine and record the obligation; and

●	quantify the amounts of estimated costs related to future reclamation of the tailings expansion area that you expect to record in 2014.

Ms. Tia L. Jenkins
April 24, 2014

Response: In April 2012, the Greens Creek mine submitted an application to amend its General Plan of Operation with the United States Forest Service (“USFS”), and the USFS issued a draft Environmental Impact Statement (“EIS”) related to the Company’s proposal to increase tailings capacity at the Greens Creek mine. In September 2013, the USFS issued a Record of Decision (“ROD”) and final EIS in connection with the proposed tailings expansion. The appeals period was in effect until mid-December, and upon its expiration, the ROD and EIS became final on December 28, 2013. The ROD authorizes an approximately 18-acre expansion of the tailings facility which is expected to provide approximately 10 years of additional tailings storage capacity.

The significance of the ROD is that it completes the National Environmental Policy Act process, and therefore provides increased certainty that the Company will be able to expand tailings capacity as proposed. Additional permits are required prior to construction of the tailings expansion, including a Section 404 permit from the Corps of Engineers, a modification to the reclamation plan and financial assurance from the State of Alaska, and modification of the large mine permit from the City and Bureau of Juneau. These permits are expected to be obtained in mid-2014, and the Company anticipates that construction of the facility would then commence over an estimated two-year period. In addition, identification of the tailings expansion site has resulted in the Company including the amount of future reclamation costs associated with the new facility to be constructed in its reclamation and closure plan.

The Company generally records asset retirement obligations (“AROs”) related to our operating mines when 1) we have identified a legal obligation associated with the eventual sale, abandonment, disposal, or other non-temporary removal from operation of the asset, and 2) we are able to reasonably estimate the fair value of the obligation. We record subsequent changes to our AROs when we identify revisions to the timing and/or amount of the previous estimate of undiscounted cash flows related to future reclamation of the asset.

As part of the regular renewal of the Company’s Waste Water Management permit at Greens Creek, we submit an updated reclamation and closure plan to the USFS every five years, and the plans are subject to their review and comment. The Company received comments from the USFS on the previously-submitted plan in late 2013, and negotiations on their proposed revisions continued into early 2014. As a part of that process, the Company again revised the plan to address revisions from the USFS and include estimated costs related to future reclamation of the tailings expansion proposed in the ROD. Because the Company was still in negotiations with the USFS on their proposed revisions, and the revised reclamation and closure plan (including the estimated costs related to tailings expansion) was still in development, we did not record an adjustment to the ARO as of December 31, 2013. A preliminary estimate of the ARO adjustment was available prior to filing the Company’s Form 10-K for the year ended December 31, 2013. However, because there was still uncertainty regarding the outcome of negotiations with the USFS and the impact on the revised plan, and because we determined that the estimated adjustment would impact balance sheet accounts only with no effect on income or key performance indicators, and would be immaterial, we determined it was more appropriate to record the adjustment when more information was available in the first quarter of 2014.

Ms. Tia L. Jenkins
April 24, 2014

The Company completed negotiations with the USFS and advanced development of the revised reclamation and closure plan in the first quarter of 2014. The estimated undiscounted reclamation and closure costs increased from $73.9 million in the previous plan to $102.7 million in the revised plan. The revised plan includes estimated costs related to reclamation of the tailings expansion area, which represent a relatively insignificant portion of the overall plan costs. As a result, the Company increased its ARO asset and liability for Greens Creek in the first quarter of 2014 by approximately $8.0 million, the impact of the revisions to the reclamation plan after discounting the estimated costs to their present value. Almost all of the estimated undiscounted costs in the revised plan are scheduled to take place in the years following 2022, the end of the currently known mine life, with estimated costs related to long-term water treatment scheduled to continue until 2123. There is currently no legal obligation related to the tailings expansion area, as the land has not yet been disturbed. However, the Company has included the present value of the estimated future reclamation costs related to the tailings expansion in the ARO, as those costs are now included in the reclamation and closure plan and we believe it is probable that the obligation will exist at the completion of the mine’s operation. The Company’s upcoming quarterly report on form 10-Q will include disclosure of the increased ARO, and the financial statements will also reflect it.

Note 7: Commitments, Contingencies, and Obligations, page F-20

2.

We note your disclosure on the Carpenter Snow Creek Superfund Site that total remediation costs may exceed $100 million based on the June 2011 EPA letter. We also note your disclosure on Gilt Edge Mine Superfund Site that it is reasonably possible that you may face some liability of the alleged $200 million in costs associated with the site. We note these cases have been outstanding for several years, however, you have not disclosed an estimate of the reasonably possible loss or range of loss. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss for any of these cases, please explain to us the following:

•	the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure, and

•	what specific factors are causing the inability to estimate a loss and when you expect those factors to be alleviated.

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response:

Procedures the Company Undertakes to Attempt to Develop

a Range of Reasonably Possible Loss for Disclosure

The Company is not able to estimate a reasonably possible range of loss in excess of the amounts accrued for each of the two environmental matters cited in the staff’s letter - the Carpenter Snow Creek Superfund site and the Gilt Edge Mine Superfund site. However, the Company confirms that it will continue to evaluate such potential additional loss and, in future filings, in accordance with the relevant sections of ASC 450, for material contingencies where there is at least a reasonable possibility that an additional loss may have been incurred, the Company will disclose an estimate of the additional potential loss or range of loss to the extent that such an estimate reasonably can be made.

Ms. Tia L. Jenkins
April 24, 2014

We have robust processes in place to assess and monitor our environmental contingencies, including determining for each matter whether we can estimate a range of potential loss. Our quarterly procedures to determine accruals and disclosure include two specific meetings: an environmental meeting and a disclosure committee meeting. The environmental meeting is typically scheduled by the Corporate Controller, and additional attendees include senior representatives from the finance, legal, and environmental services groups, including the CFO and General Counsel. Among other topics, the meetings focus on the status of the Company’s environmental closure liabilities and potential changes at each active reclamation and closure site, as well as any legacy sites which are the subject of government or third party involvement, including under CERCLA (Superfund), such as at the Carpenter Snow Creek and Gilt Edge sites.

At the environmental meeting the status of all significant environmental contingencies are reviewed and the appropriate in-house attorney or environmental services employee updates the group on the status of each matter and highlights any material developments since the last meeting. For any site that has had a material development, the group discusses whether a loss is probable or reasonably possible, and whether the facts are sufficient at that time to establish a reasonable estimate of a loss or range of loss. In order to evaluate whether there is a reasonable estimate for an accrual or disclosure, the group evaluates numerous factors including, but not limited to, the current procedural and substantive status of the matter, any activities that were conducted and costs incurred for ongoing site work, investigation, or interactions with the relevant federal or state oversight agencies (e.g. EPA), and the degree of uncertainty surrounding the extent of any remediation that may be required and the share of costs for which the Company may be held responsible. We also review whether there are any newly asserted environmental claims and the factual and legal bases of any such claim and if any offers of settlement have been made (an offer of settlement by the Company can form the basis for an accrual at that amount). Finally, any significant communications with external counsel and experts are discussed.

The disclosure committee meeting focuses on disclosures the Company proposes to make in its upcoming quarterly report on Form 10-Q or annual report on Form 10-K and any related disclosure. Members of the disclosure committee include our CEO, CFO, Senior Vice President-Operations, Vice President and General Counsel, Vice President – Investor Relations, Corporate Controller, Director of Accounting, Director of Internal Audit, and Senior Counsel. The disclosure committee meeting occurs subsequent to the environmental meeting, and as such, it is common for topics which were addressed at the environmental meeting to also be discussed at the disclosure committee meeting. In this way the Company is assured that any material losses related to environmental matters that are probable or reasonably possible are brought to the attention of the highest ranking officers of the Company, including the CEO, CFO and General Counsel.

Ms. Tia L. Jenkins
April 24, 2014

It is important to note that the quarterly procedures described above are not the exclusive undertakings by the Company with respect to efforts to develop a range of reasonably possible loss for disclosure. At all times, any significant environmental matter that is known to have important milestones that occur after the quarterly environmental and disclosure committee meetings is monitored closely by the environmental services, finance and legal departments to ensure any material changes are appropriately addressed prior to the filing of the Company’s financial statements. This process often includes consultation with internal and external legal counsel. In addition, the Company’s environmental services and operations employees who have detailed knowledge of each site where environmental remediation and other environmental obligations are either known or alleged, are frequently overseeing the work of third-party environmental firms that prepare environmental assessments and feasibility studies, evaluate alternative environmental remediation strategies, develop remedial action plans, implement corrective measures, and prepare reports, among other activities. When significant, this information is then presented and considered throughout the various stages of the Company’s environmental accrual and disclosure process described above.

Specific Factors Causing the Inability to Estimate a Loss

and Expected Alleviation of Those Factors

The Company cannot estimate the reasonably possible additional loss or range of loss to Hecla Limited for the Carpenter Snow Creek and Gilt Edge sites beyond what has been accrued due to the variabilities and uncertainties inherent with each site and the claims or proceedings with respect thereto. The variabilities and uncertainties include, but are not limited to, the specific facts of each matter; the procedural status of the matters; the legal theories proffered by the EPA, including whether novel or unsettled legal theories are at issue; the settlement posture of the parties; the inherent unpredictability of litigation; and any amounts that may be the responsibility of other potentially responsible parties (“PRPs”).

With respect to the Carpenter Snow Creek site, in addition to the variabilities and uncertainties referred to above, the most basic reason for the Company’s inability to estimate the reasonably possible additional loss or range of loss is a lack of information. Neither the Company nor its subsidiary, Hecla Limited, has had any official correspondence from the EPA regarding this site in nearly three years. Moreover, the only correspondence Hecla Limited has ever received from the EPA was two letters in June and August 2011, respectively, in which the EPA did little more than put Hecla Limited and 11 other mining companies on notice as PRPs and generally allege past response costs of “approximately $4.5 million” and an estimate that “total cleanup costs for the Site may exceed $100 million.” Thus, for example, the Company has no additional information relating to the level of involvement at the site by Hecla Limited alleged by EPA, including in comparison to the other named PRPs, any remedial actions taken at the site since 2011, the accuracy of EPA’s past costs claims, or whether a remedial investigation or feasibility study has commenced. Furthermore, as is disclosed in the Company’s SEC filings, the Company believes it has strong defenses to any material claim of liability. Until further information is received from the EPA, the Company is unable to estimate a range of potential liability for cleanup of the site.

Ms. Tia L. Jenkins
April 24, 2014

With respect to the Gilt Edge site, in addition to the variabilities and uncertainties referred to above, the Company is unable to estimate the reasonably possible additional loss or range of loss due to the uncertainty of the results of ongoing settlement negotiations. The amount of the response costs alleged by EPA for which Hecla Limited’s subsidiary, CoCa Mines, Inc., may be liable is highly contested, given CoCa’s limited activities at the site and related issues about the divisibility and apportionment of liability under CERCLA. The exposure of Hecla Limited as the parent corporation of CoCa also is a fundamental and contested matter. Also, while the United States has alleged a somewhat specific amount of costs for which it seeks recovery (approximately $200 million), the Company believes any liability of CoCa or Hecla Limited is de minimis, and continues to pursue settlement on this basis. Therefore, at this point, there is no basis for making a reasonable estimate of the additional range of loss in the matter, and the Company believes that its current disclosure is appropriate. The Company cannot predict when any of these factors will be alleviated to the extent required before the Company could estimate a reasonably possible additional loss or range of loss for this site beyond what has been accrued.

Note 17. Guarantor Subsidiaries, page F-44

3.

We note you have provided condensed consolidating financial information for the guarantors and non-guarantor subsidiaries in lieu of full financial statements. Please tell us how you satisfied the reporting relief requirements under Rule 3-10(f) of Regulation S-X. Specifically tell us if the guarantees are full and unconditional, and joint and several. Please confirm that future interim and annual filings will include the disclosures required for condensed consolidating financial information per Rule 3-10.

Response: In considering whether the reporting relief requirements under Rule 3-10(f) of Regulation S-X were satisfied, the Company considered the guidance set forth in SEC Release Nos. 33-7878; 34-43124, Financial Statements and Periodic Reports For Related Issuers and Guarantors, including Section III.A.1.b, and in Sections 2510.4 and 2510.5 of the Division of Corporation Finance Financial Reporting Manual. The Company understands that it is the view of the staff that a guaranty is not “full and unconditional” if it contains automatic release provisions, including those that are common in high yield notes indentures. Notwithstanding this view, the staff has allowed issuers to continue to rely on Rule 3-10(f) of Regulation S-X when the other requirements of such rule are met and the release provisions are limited to customary circumstances described in Section 2510.5 of the Financial Reporting Manual. The indenture governing the Company’s 6.875% senior notes provide that the guarantees of our subsidiary guarantors will be released in the following circumstances, each of which we view as customary and consistent with the circumstances described in Section 2510.5 of the Financial Reporting Manual:

•

In connection with any sale or disposition of all or substantially all of the assets of that Guarantor, by way of merger, consolidation or otherwise, to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the company.

•

In connection with any sale or other disposition of Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or Restricted Subsidiary of the Company.

•	The Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture.

Ms. Tia L. Jenkins
April 24, 2014

•

The Company ceases to be a borrower or guarantor under all Credit Facilities and is released or discharged from all obligations thereunder and such Guarantor is released or discharged from its Guarantee of any other Indebtedness of the Company in excess of $10.0 million in aggregate principal amount, including the Guarantee that resulted in the obligation of such Guarantor to Guarantee the Notes; provided that if such Person has incurred any Indebtedness in reliance on its status as a Guarantor such Guarantor’s obligations under such Indebtedness, as the case may be, so incurred are satisfied in full and discharged or are otherwise permitted to be Incurred by a Restricted Subsidiary (other than a Guarantor) under the Indenture.

•	Upon Legal Defeasance or Covenant Defeasance or satisfaction and discharge of the Indenture.

Thus, subject to the foregoing, the Company believes that it meets the criteria to present condensed consolidating financial information and that the guarantees are full and unconditional and joint and several. For future filings, the Company will revise its disclosures to describe that the debt is fully and unconditionally guaranteed by our material subsidiaries subject to certain customary release provisions, and we will describe those specific release provisions.

* * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact me at (208) 209-1258. Please contact Jim Sabala, the Company’s Senior Vice President and Chief Financial Officer, at (208) 209-1255 with regard to any accounting matters.

Very truly yours, /s/ David C. Sienko David C. Sienko Vice President – General Counsel

cc:	Brian McAllister
Jim Sabala
Amy Roberts, BDO USA, LLP